W. John McGuire

Partner

+1.202.373.6799

john.mcguire@morganlewis.com

VIA EDGAR

Emily Rowland

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

October 25, 2024

Re:	The 2023 ETF Series Trust (the “Trust” or the “Registrant”)
File Nos. 333-272579 and 811-23883

Dear Ms. Rowland:

This letter responds to Staff comments on post-effective amendment no. 1 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”). The Registration Statement was filed on July 30, 2024 pursuant to Rule 485(a)(2) under the Securities Act of 1933 and relates to a new series of the Registrant, the Atlas America Fund (the “Fund”). Below, for your convenience, we have restated the Staff’s comments followed by the Registrant’s responses to those comments, which are reflected, as applicable, in the amendment to the Registration Statement filed herewith. Capitalized terms not otherwise defined in this letter have the meaning given to them by the Registration Statement.

General

1.	Comment: Please include a completed draft of the Fund’s fee table and example information to this correspondence.

Response: The completed fee and example tables are included in Appendix A to this correspondence.

Prospectus

Principal Investment Strategies

2.	Comment: The Prospectus discloses that the Fund may invest in “alternative strategies.” Please clarify the disclosure by explaining what these alternative strategies are.

Response:  The requested change has been made.

3.	Comment: The Prospectus includes a short selling risk factor and commodity-linked derivatives risk factor as principal risks of investing in the Fund. Please include disclosure in the Principal Investment Strategies section about these two investment types.

Response: The requested changes have been made.

4.	Comment: The Prospectus discloses that the Fund may invest in other investment companies. If acquired fund fees and expenses are expected to exceed 0.01% of the average net assets of the Fund, then please include an estimate of these fees and expenses as a separate line item in the fee table. If such estimated fees and expenses are not expected to exceed 0.01%, then please confirm that they will be included in the “Other Expenses” line item in the fee table.

October 25, 2024

Response: The Fund has included the estimated acquired fund fees and expenses in a separate line item in the fee table because such expenses are estimated to exceed 0.01% of the Fund’s average net assets.

5.	Comment: Please disclose, in either the Item 4 or Item 9 Prospectus disclosure, that the Fund will “look through” the underlying funds in which it invests to such funds’ investments in determining compliance with the Fund’s Name Policy (as such term is defined in the Prospectus).

Response: The Registrant notes that this information already is disclosed in the Registration Statement under the Name Policy section.

6.	Comment: The Prospectus discloses that the Fund has adopted a policy to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in companies that are tied economically to the United States. Please summarize in Item 4 the disclosure included in Item 9 concerning how the Fund considers a company to be economically tied to the U.S.

Response: The requested change has been made.

7.	Comment: Please revise the Prospectus to disclose the meaning of the phrase “State of the World”.

Response: The requested change has been made.

8.	Comment: The Prospectus references “North American allies” as part of its investment strategies. Please revise the Prospectus to explain how North American allies are relevant to the Fund’s investments and investment strategies, including the Name Policy.

Response: The reference to “North American allies” has been removed from the Prospectus.

9.	Comment: The Prospectus discloses that the Fund has “some limited flexibility to take advantage of opportunities not tied to the U.S. when the Adviser considers such investments to be in the interests of the Fund.” Please (a) specify whether “limited flexibility” means that such investment opportunities will be limited to the percentage of Fund assets that are outside the Fund’s Name Policy (i.e., the 20% bucket); and (b) describe the types of investment opportunities contemplated by the statement.

Response: This disclosure has been removed from the Registration Statement. Nonetheless, the Registrant confirms that any non-U.S. investments will be made outside the Fund’s Name Policy and the Fund’s foreign investment opportunities are disclosed in the Registration Statement.

10.	Comment: The Prospectus discloses that “the Fund may tactically shift its portfolio to investments that the Adviser believes will provide the most attractive yields.” Please disclose how and when the Fund will tactically shift the portfolio and describe the types of investments that the Fund will make and the types of risks it will take on when doing so.

October 25, 2024

Response: The requested change has been made.

11.	Comment: Please disclose in the Prospectus a description of how the Adviser determines when to sell an investment.

Response: The requested change has been made.

12.	Comment: The Prospectus discloses that the Fund may invest in real estate, either directly or through private real estate funds, located in North America. Please confirm that only U.S. investments will count toward the Fund’s Name Policy.

Response: The Registrant confirms that only real estate investments tied economically to the U.S. will count toward the Fund’s Name Policy.

13.	Comment: With respect to the reference to the Fund’s ability to directly invest in real estate, please disclose how the real estate investment will be held by the Fund (e.g., through a special purpose vehicle).

Response: The requested change has been made.

14.	Comment: Understanding that the Fund discloses a policy to not concentrate in any industry, if the Fund nevertheless expects to make significant investments in a single industry or sector, please disclose this in the Prospectus as part of the Fund’s principal investment strategies and disclose a corresponding principal risk.

Response: Aside from the Fund's real estate-related investments, for which the Fund has already included principal strategy and principal risk disclosures, the Fund does not expect to invest significantly in any other industry or sector.

Principal Risks of Investing in the Fund

15.	Comment: Should “Treasury Inflation Protected Securities Risk” and “U.S. Government Securities Risk” be disclosed as sub-risks under “Investment Company and Exchange-Traded Fund Risk.” Please revise accordingly if not.

Response: The Registrant confirms that the Fund’s exposure to Treasury Inflation Protected Securities and U.S. Government Securities each come through its investments in other investment companies. These risks are therefore being disclosed as sub-risks under Investment Company and Exchange-Traded Fund Risk.

16.	Comment: The “Interest Rate Risk” disclosure refers to “the current period of historically low rates.” Please consider whether the disclosure should be updated to reflect more current circumstances.

Response: The requested change has been made to both the Item 4 and Item 9 Interest Rate Risk disclosure.

October 25, 2024

17.	Comment: In the “Liquidity Risk” disclosure and in other places in the Registration Statement where the term appears, please change “illiquid securities” to “illiquid investments.”

Response: The requested changes have been made.

18.	Comment: Consider adding U.S. focused risk disclosure as a sub-risk to the “Geographic Focus Risk” factor.

Response: United States has been added as a sub-risk to the Fund’s Item 4 and Item 9 Geographic Focus Risk disclosure.

19.	Comment: Please confirm supplementally that the Prospectus reflects all the principal investment strategies and principal risks of the Subsidiary. If there are additional principal investment strategies and principal risks of the Subsidiary, such strategies and risks should be disclosed in the Prospectus.

Response: The Registrant confirms that the Prospectus reflects all the principal investment strategies and principal risks of the Subsidiary.

Portfolio Managers

20.	Comment: If accurate, please disclose that the portfolio managers identified in the Prospectus are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.

Response: The Adviser confirms that the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio. The Prospectus has been revised to reflect this.

Additional Principal Investment Strategies Information and Additional Principal Risk Information

21.	Comment: Please incorporate into the Item 9 disclosures, as applicable, any changes to Item 4 disclosures made in response to Staff comments.

Response: The requested changes have been made.

22.	Comment: Disclosures concerning principal investment strategies and principal risks in the Prospectus made in response to Item 4 of Form N-1A should be a summary of the Prospectus disclosures made in response to Item 9. Please revise the Item 4 and Item 9 disclosures accordingly such that the Item 4 disclosures reflect a summary of what should be more expansive Item 9 disclosures.

Response: As required by Item 4 of Form N-1A, the Fund’s summary prospectus describes the Fund’s principal investment strategies and risks. Additional information associated with the Fund’s principal investment strategies and risks is described within the statutory prospectus. General Instruction C.(3)(a) of Form N-1A provides that “[i]information that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus.” The Registrant submits that the principal investment strategies and risks disclosed in response to Item 4 need not be identified again in response to Items 9(b) and 9(c). Accordingly, the Registrant respectfully submits that no revisions are necessary.

October 25, 2024

23.	Comment: The Statement of Additional Information (“SAI”) discloses that the Adviser may trade the Fund’s investments more frequently at some times than at others. If applicable, and consistent with Instruction 7 to Item 9(b) of Form N-1A, disclose in the Prospectus that the Fund engages in active and frequent trading to achieve its principal investment strategies and explain the tax consequences to shareholders of increased portfolio turnover, and how the tax consequences of, or trading costs associated with, a Fund’s portfolio turnover may affect the Fund’s performance.

Response: The Adviser confirms that the Fund generally does not engage in active or frequent trading to achieve its principal investment strategies.

Name Policy

24.	Comment: The Staff notes that the Fund’s Name Policy considers an investment to be “tied economically” to the United States if it is “in an issuer that is organized under the laws of the U.S. or a U.S. state or territory.” Please supplementally explain how being organized in the U.S. (or a state or territory thereof) satisfies the test that an issuer is tied economically to the U.S.

Response: The Registrant believes that an issuer is tied economically to the U.S. if such issuer is organized under the laws of the U.S. or a U.S. state or territory and believes that this is consistent with Rule 35d-1. In its release adopting amendments to Rule 35d-1 (the “Adopting Release”), the SEC gave a couple examples of how a fund with “Latin America” in its name could satisfy Rule 35d-1’s requirement to invest, under normal circumstances, at least 80% of the value of its assets in investments that are tied economically to the country or region suggested by the fund’s name (i.e., Latin America). One such example was a fund with a policy “to invest at least 80% in securities of issuers that are domiciled in Latin America [], that derive significant revenues from Latin America, or the securities trade on exchanges located in Latin America.”1 The SEC stated that this example “is consistent with the plain English or industry use of the term and demonstrates the flexibility the final amendments will provide to fund managers in developing definitions of the terms used in a fund’s name.”2 The Registrant also notes that the phrasing of the Fund’s Name Policy is substantially similar to the example provided in the Adopting Release.

25.	Comment: The Staff notes that the Fund’s Name Policy considers investments to be “tied economically” to the United States if it is “in an issuer that derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the U.S., or has at least 50% of its assets in the U.S.” Please clarify the disclosure by stating that the reference to an issuer’s revenues or profits is for the issuer’s most recent fiscal year.

Response: The requested change has been made.

Management of the Subsidiary

[1]	See Investment Company Names, Rel. No. IC-3500 (Sept. 20, 2023), 88 Fed. Reg. 70436, 70444 (Oct. 11, 2023).
[2]	Id.

October 25, 2024

26.	Comment: The Prospectus discloses there will be an agreement between the Adviser and the Subsidiary with respect to the management of the Subsidiary. The Staff believes the agreement between the Subsidiary and the Adviser is a material contract that must be filed as an exhibit to the Registration Statement. Please file the agreement as an exhibit to the Registration Statement.

Response: The Fund respectfully notes that Item 28(d) of Form N-1A would not require the filing of the Subsidiary’s investment advisory contract as the Subsidiary is not a registered investment company under the 1940 Act. Furthermore, the Fund does not believe that the Subsidiary’s investment advisory contract, nor any other Subsidiary-level service provider contract, falls within the meaning of “Other Material Contracts” set forth in Item 28(h) of Form N-1A. Accordingly, the Fund does not believe the Subsidiary’s investment advisory contracts is required as an exhibit to the Registration Statement.

27.	Comment: Please respond supplementally to each of the following:

(a) represent that the Subsidiary’s management fee, including any performance fee, will be included in the “Management Fees” line item, and the Subsidiary’s other expenses will be included in the “Other Expenses” line item, of the Prospectus fee table;

(b) if the Subsidiary is organized and operating outside of the U.S., represent that it and its Board of Directors will designate an agent for service of process in the U.S.;

(c) represent that the Subsidiary and its Board of Directors will agree to inspections by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company act of 1940 and the rules thereunder; and

(d) confirm that the financial statements of the Subsidiary will be consolidated with the financial statements of the Fund. If such statements will not be consolidated, please explain.

Response: The Registrant confirms: (a) the Subsidiary’s management fee and other expenses, to the extent there are any, will be reflected in the fee table included in the Fund’s Prospectus; (b) the Subsidiary and its Board of Directors will designate an agent for service of process in the U.S.; (c) the Subsidiary and its Board of Directors will agree to inspections by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company act of 1940 and the rules thereunder; and (d) the financial statements of the Subsidiary will be consolidated with those of the Fund.

October 25, 2024

Statement of Additional Information

INVESTMENT RESTRICTIONS

28.	Comment: Please revise the first sentence of fundamental policy no. 1 (regarding concentration) by adding “or group of industries” after “in an industry” in both places where that phrase appears in the sentence.

Response: The Registrant respectfully believes that the Fund’s current fundamental investment restriction is consistent with Section 8(b)(1)(E) and that a statement that the Fund will not concentrate its investments in a group of industries presents several problems. First, there are countless ways one might group various industries across sectors and seemingly different sectors, such that an investor may view the statement as a restriction on the Fund’s investment in two or more industries that the investor believes may be connected in some fashion. By definition, the Fund will be investing 100% of its assets in a variety of industries and testing to ensure that no more than 25% of its assets are invested in potentially countless subsets of those industries (on the basis they are tangentially connected and thus arguably a “group”) is impractical. Second, the Registrant believes its approach is consistent with that taken by other registered investment companies and with SEC staff guidance set forth in Registration Form Used by Open-End Management Investment Companies, SEC Release No. IC-13436 at Guide 19 (Aug. 12, 1983). In relevant part, Guide 19 states:

It is the position of the staff that investment (including holdings of debt securities) of more than 25 percent of the value of the registrant’s assets in any one industry represents concentration. If the registrant intends to concentrate in a particular industry or group of industries it should…specify in the prospectus the industry or group of industries in which it will concentrate.…If the registrant does not intend to concentrate, no further investment may be made in any given industry if, upon making the proposed investment, 25 percent or more of the value of the registrant’s assets would be invested in such industry. (emphasis added)

As noted above, Guide 19 distinguishes policies to concentrate “in a particular industry or group of industries” from policies not to concentrate “in any particular industry.” The Funds do not intend to concentrate in a particular industry or group of industries.

The Registrant acknowledges that the Guides to Form N-1A have been rescinded, but notes that they have not been replaced, and believes that Guide 19 reflects the most accurate interpretation of the original intent, and long standing interpretation of the SEC staff, of Section 8(b)(1)(E).

Nonetheless, the Fund will amend the description of fundamental policy no. 1 (regarding concentration) appearing under the listing of fundamental policies as follows:

The SEC has defined concentration as investing more than 25% of an investment company’s total assets in a particular industry or group of industries, with certain exceptions.

October 25, 2024

29.	Comment: The Staff notes the Prospectus discloses that the Fund may invest in municipal securities as part of its principal investment strategies. With respect to fundamental policy no. 1 (regarding concentration), please clarify that, for “private activity” bonds, where principal and interest payments are backed by the assets/revenues of a non-governmental entity, the Fund will consider the industry in which the non-governmental entity is a part for purposes of compliance with the policy.

Response: The requested change has been made.

SHAREHOLDER RIGHTS

30.	Comment: Please add the “Shareholder Rights” section of the SAI to the Prospectus.

Response: The Registrant respectfully submits that the current placement of the disclosure is appropriate and consistent with the requirements of Form N-1A.

31.	Comment: Please disclose in the “Forum for Adjudication of Disputes” paragraph that it doesn’t apply to claims brought under the federal securities laws.

Response: The requested change has been made.

**********************

We trust the foregoing is responsive to each of the Staff’s comments. Please do not hesitate to contact the undersigned at (202) 373-6799, or my colleague Chris Menconi at (202) 373-6173 if you have any questions.

Sincerely,

/s/ W. John McGuire
W. John McGuire

cc:	Christopher D. Menconi
Matthew J. Wolock

Appendix A

Fees and Expenses

The table below describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Management fee	0.75%
Distribution and service (12b-1) fees	0.00%
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses[1]	0.11%
Total Annual Fund Operating Expenses	0.86%

[1]	Based on estimated amounts for the current fiscal year.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell or hold all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$88	$274